VIA EDGAR

December 20, 2007

Mr. John Reynolds

Assistant Director

Office of Beverage, Apparel and

Healthcare Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Patterson Companies, Inc.

Form 10-K for Fiscal Year Ended April 28, 2007

Filed June 27, 2007

Proxy Statement on Schedule 14A

Filed August 3, 2007

File No. 000-20572

Dear Mr. Reynolds:

We are responding to your letter dated December 5, 2007. Our responses follow the comments in your letter, which are presented in bold type.

Compensation Discussion and Analysis

1.	You have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual performance-based cash incentives, and long-term equity incentive awards. In the future please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Include the 2007 targets that were known as of the filing of the proxy statement. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels of other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

In future filings we will disclose the specific performance targets used to determine incentive amounts or provide reasons why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

2.

We note the following disclosure on page nine of your proxy statement: “In fiscal years 2006 and 2007, the Committee used generally available market studies of compensation trends to update the Towers Perrin study as a means of benchmarking executive compensation during these years.” We also note your disclosure in your Compensation Discussion and Analysis regarding benchmarking. Because you benchmark compensation, you are required to identify the companies that comprise the benchmark group. In your future filings requiring disclosure pursuant to Item 402(b) of Regulation S-K, if you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Items 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.

In future filings we will identify the companies that comprise the benchmark group, and make the disclosure required by Item 402(b)(2)(xiv) of Regulation S-K.

Patterson Companies, Inc. acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at 651-686-1769.

Sincerely,

/s/ R. Stephen Armstrong
R. Stephen Armstrong
Executive Vice President, Chief Financial Officer and Treasurer

cc:	James W. Wiltz, Chief Executive Officer

Andre B. Lacy, Audit Committee Chairman

Stephen Stenbeck, Ernst & Young, LLP

Matthew L. Levitt, Secretary and General Counsel